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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                           SUPPLY CHAIN SERVICES INC.
                     ---------------------------------------
                                (Name of issuer)


                          Common Stock, .0001 par value
                     ---------------------------------------

                         (Title of class of securities)


                                      n.a.
                    ----------------------------------------
                                 (CUSIP number)


                             Registered Agents, Ltd.
                            1220 North Market Street
                                    Suite 606
                              Wilmington, DE 19801
                                 (302) 421-5750
                                       or
                                   Thomas Chu
                          Supply Chain Services Limited
                 8/F Guangdong Textile Centre, 22 Minden Avenue,
                         Tsimstatsui, Kowloon, Hong Kong
                                 (852) 2366-8312
                    ----------------------------------------

            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                    11/27/00
                    -----------------------------------------
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the requisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g) check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original five copies of the schedule, including all exhibits. See 13d-7(b) for other parties to whom copies are to be sent.

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the NOTES).


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                                  SCHEDULE 13D


CUSIP NO. n.a.

--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Hardy Kung Chin Lok
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [  ]

          (b)  [  ]
--------------------------------------------------------------------------------
 3        SEC USE ONLY
--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS*
          SC
--------------------------------------------------------------------------------
 5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                    [  ]
--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION
          Great Britain
--------------------------------------------------------------------------------

                                7     SOLE VOTING POWER
                                      3,250,000
                                ------------------------------------------------
NUMBER OF SHARES                8     SHARED VOTING POWER
BENEFICIALLY OWNED                    0
BY EACH REPORTING PERSON WITH   ------------------------------------------------
                                9     SOLE DISPOSITIVE POWER
                                      3,250,000
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER
                                      0

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,250,000
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                    [   ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          9.21%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          IN
--------------------------------------------------------------------------------


ITEM 1. SECURITY AND ISSUER.

     The title of the class of equity securities to which this statement relates is common stock, .0001 par value (the "Common Stock") of Supply Chain Services Inc. (the "Company"), Delaware corporation, with its principal place of business at 8/F, Guangdong Textile Centre, 22 Minden Avenue, Tsimshatsui, Kowloon, Hong Kong.


ITEM 2. IDENTITY AND BACKGROUND.

     (a)  Hardy Kung Chin Lok

     (b) 8/F, Guangdong Textile Centre, 22 Minden Avenue, Tsimshatsui, Kowloon, Hong Kong.

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     (c)  Supply Chain Services Inc.

     (d)  Not applicable.

     (e)  Not applicable.

     (f)  British citizen


ITEM 3. SOURCE AND AMOUNTS OF FUNDS OF OTHER CONSIDERATIONS.

     The Reporting Person acquired the first 2,000,000 shares at par value for $200 cash. The remaining 1,250,000 shares were paid for by the Reporting Person, pursuant to a Subscription Agreement between the Reporting Person and Supply Chain Services Inc. dated as of November 27, 2000, for $250,000 cash at a price of $0.20 per share.


ITEM 4. PURPOSE OF TRANSACTION.

     The Reporting Person acquired and continues to hold the securities of the Issuer for investment purposes. The Reporting Person does not have any present plans or proposals that relate to or would result in any of the items described in Item 4 of Schedule 13D.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a)  3,250,000     9.21%

     (b) The number of shares of Common Stock as to which there is sole power to vote or to direct the disposition, or shared power to dispose or direct the disposition for the Reporting Person is set forth in the cover pages hereto, and such information is incorporated herein by reference.

     (c)  None.

     (d)  Not applicable.

     (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Not applicable.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     None.

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                                   SIGNATURE


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


DATED: December 7, 2000


                                             /s/ HARDY KUNG CHIN LOK
                                             -----------------------------------
                                             By: HARDY KUNG CHIN LOK
                                             Title: Director, Supply Chain
                                                    Services, Inc.



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